UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Roberts, George J.
   c/o Delphi Asset Mgmt Corp.
   6005 Plumas St., #202, Reno, NV 89509

   (775) 689 3456; stock_us@oracle.com
2. Issuer Name and Ticker or Trading Symbol
   Oracle Corporation (ORCL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/07/03
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President,
   North American Sales
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security 2)Trans-  3.Trans- 4.Securities Acquired(A)  5)Amount of      6)     7)Nature of
                    action    action   or Disposed of (D)        Securities              Indirect
                    Date      Code                A or D         Beneficially    D or I  Beneficial
                    (Month/                                      Owned Following         Ownership
                    Day/Year) Code V    Amount           Price   Reported Transaction
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Common Stock        03/31/03  J(1)V      3,186       A    $6.6810
Common Stock        04/07/03  M        250,000       A    $4.0730
Common Stock        04/07/03  M        250,000       A    $6.0469
Common Stock        04/07/03  S         95,539       D   $11.8500
Common Stock        04/07/03  S          4,500       D   $11.8510
Common Stock        04/07/03  S          4,100       D   $11.8520
Common Stock        04/07/03  S          4,300       D   $11.8530
Common Stock        04/07/03  S            200       D   $11.8550
Common Stock        04/07/03  S            200       D   $11.8560
Common Stock        04/07/03  S            200       D   $11.8570
Common Stock        04/07/03  S         11,700       D   $11.8590
Common Stock        04/07/03  S         28,000       D   $11.8600
Common Stock        04/07/03  S            800       D   $11.8610
Common Stock        04/07/03  S          1,600       D   $11.8620
Common Stock        04/07/03  S          4,800       D   $11.8630
Common Stock        04/07/03  S         13,200       D   $11.8700
Common Stock        04/07/03  S          3,500       D   $11.8900
Common Stock        04/07/03  S         50,600       D   $11.9000
Common Stock        04/07/03  S          2,000       D   $11.9020
Common Stock        04/07/03  S         75,620       D   $11.9100
Common Stock        04/07/03  S          1,400       D   $11.9123
Common Stock        04/07/03  S          2,000       D   $11.9120
Common Stock        04/07/03  S            300       D   $11.9140
Common Stock        04/07/03  S        119,619       D   $11.9200
Common Stock        04/07/03  S          1,000       D   $11.9223
Common Stock        04/07/03  S          1,100       D   $11.9290
Common Stock        04/07/03  S            300       D   $11.9270
Common Stock        04/07/03  S         73,422       D   $11.9300     13,153       D

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative  2)Conversion  3)Trans-     4)Trans-  5)Number of Derivative  6)Date Exercisable and
Security               or Exercise   action       action    Securities Acquired (A) Expiration Date
                       Price of      Date         Code      or Disposed of (D)
                       Derivative
                       Security                   Code  V   A       D               Exercisable  Expiration
-------------------------------------------------------------------------------------------------------------
Non-Qual Stock Option  $4.0730       04/07/03      M               250,000          (2)          07/10/08
(right to buy)
Non-Qual Stock Option  $6.0469       04/07/03      M               250,000          (2)          05/07/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative 3)Trans- 7)Title and Amount     8)Price    9)Number of   10) 11)Nature of
Security              action   of Underlying          of Deri-   Derivative          Indirect
                      Date     Securities             vative     Securities      D   Beneficial
                                           Amount or  Security   Beneficially    or  Ownership
                                           Number of             Owned Following I
                  -            Title       Shares                Reported Trans
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Non-Qual Stock Option 04/07/03  Common Stock 250,000               0
(right to buy)
Non-Qual Stock Option 04/07/03  Common Stock 250,000              750,000        D
(right to buy)

Explanation of Responses:

(1)
Securities acquired in exempt purchase under Company's Section 423  Employee Stock Purchase Plan.
(2)
Option vests 25% annually on anniversary of grant date

SIGNATURE OF REPORTING PERSON
/S/ George J. Roberts
--------------------------------------
Name:  George J. Roberts
Date:  4/8/03